St. Jude
RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

04035415

June 29, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, please find enclosed a copy of our first quarter interim financial statements and related management discussion and analysis for the three month period ending April 30, 2004, which we trust you will find in order.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosures

dlw 7/12

St. Jude
RESOURCES LTD.

1st Quarter Interim Financial Statements - April 30, 2004

ST. JUDE RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the company and notes thereto for the three month period ended April 30, 2004. The company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The company's reporting currency is Canadian dollars, unless otherwise indicated. The date of this Management Discussion and Analysis is June 28, 2004. Additional information on the company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. The company has five active gold projects. The Hiwni-Butre, Benso and Shieni Hills projects are located in Ghana West Africa, and the Goulagou and Rounga projects are in the north central region of Burkina Faso.

OVERALL PERFORMANCE

The company is in solid financial condition with liquid working capital in the amount of over $14.2 million, as compared to working capital of approximately $16.2 million on hand at the end of our most recent year end (January 31, 2004). During the quarter in question, the company has been carrying out aggressive exploration campaigns on its projects in Ghana and Burkina Faso, where a total of $1.77 million was deployed during this reporting period. As at April 30, 2004, the company recorded a loss of $206,807. The company expects to expend up to an additional $4 million to advance the exploration of all of its West African projects during the next three quarters of this year. It is expected that the expenditure of these funds will move the company's advanced exploration projects towards pre-feasibility and feasibility. During the quarter in question, the company also was awarded the Shieni Hills project, which is an early stage exploration project in the north eastern quadrant of Ghana. A detailed description of the Shieni Hills project can be found in the Minerals Property section of this Management Discussion and Analysis.

Furthermore, the company finalized the acquisition of the remaining interest in the Benso concession and St. Jude now owns 100% of this project, subject to the standard government 10% carried interest. This acquisition was discussed in detail in the company's annual Management Discussion and Analysis for the period ended January 31, 2004.

RESULTS OF OPERATIONS

The company incurred a net loss of $206,807 during the quarter ended April 30, 2004, compared to a net loss of $254,896 for the previous year. This resulted in a net loss of $0.006 per share, (2003 - $0.011).

Expenses during the financial period ended April 30, 2004, were $234,779 (2003 - $274,869). The decrease in expenses this quarter is primarily related to a decrease in investor communication expenses where during the present quarter a total of $5,084 was expended, compared to $75,679 in the previous year. This was however slightly offset by the fact that there was an increase this year in promotion and advertising, where the company expended $46,604 as compared to $20,330 for the same period last year. Consulting fees for quarter ended April 30, 2004 were $44,714 which remained virtually unchanged quarter over quarter. Management fees also remained unchanged quarter over quarter, where the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, the President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. Wages and benefits were also quite similar quarter over quarter, where the company expended $24,304 this quarter, as compared to the same quarter last year, where the company spent $23,083. On the income side, interest earnings were up significantly at $25,324 for the quarter (2003 - $7,185). This is directly related to a significant increase in working capital on hand year over year. There was no consulting revenue recorded by the company during the quarter in question however, last year during the same quarter, there was $25,230 recorded in this category. This relates to the fact that the company no longer includes the revenues of i to i logistics inc. in the company's consolidated financial statements.

MINERAL PROPERTIES

During the three month period ended April 30, 2004 the company capitalized deferred exploration costs in the amount of $3,854,450 (2003 - $773,479). Of this amount, $2,294,873 was allocated towards acquisition costs, $214,373 was paid towards the acquisition of the company's interest in the Hwini-Butre concession and $2,080,500 was applied towards acquisition costs of the Benso concession. This particular amount was a non-cash transaction whereby the company issued 950,000 shares to its former partners, Fairstar Explorations Inc. and Architect Co-Partners Limited.

Hwini-Butre Concession, Ghana, West Africa: The Hwini-Butre property is located approximately 25 km. north of the city of Takoradi in Ghana, West Africa. It straddles approximately 25 km. of the prolific Ashanti gold belt.

Prior to the quarter in question, the company expended $12,032,109 in deferred exploration costs at the Hwini-Butre project, and as at April 30, 2004, the company's total expenditures at Hwini-Butre was $12,314,326. These expenses included extensive geophysical, geological and geochemical surveys. Work to date includes over 16,000 soil geochem samples, 17,000 meters of trenching and over 30,000 meters of drilling. St. Jude has outlined a significant gold resource at the Adoikrom, Father Brown and Dabokrom deposits (the "southern deposits"), where a qualified independent consulting firm has verified an indicated resource of 562,000 ounces and a further inferred resource of 374,000 ounces. Since the publication of our initial resource estimate (NI 43-101 report), further drilling that was recommended by the independent consultant has been completed and it is expected that the results from this successful program will enhance the contained resource.

The Hwini-Butre project remains highly prospective for additional resources. Other significant prospective targets include Seikrom, Breminsu, Apatunso and Abada. During the course of this quarter, the company focused on establishing drill targets at some of the other prospects and in particular, at Abada, where drill results are expected to be released in the second quarter of this year.

At the Hwini-Butre project, the company has an agreement with Hwini-Butre Minerals (the "HBM Vendor"), whereby St. Jude can earn up to a 65% interest by carrying out a fixed dollar amount of exploration (which has already been completed) and by making a US $800,000 cash payment. The HBM Vendor retains a 25% participating interest however, if it elects not to participate in the development of the project after feasibility, then the HBM Vendor's interest shall automatically be reduced to a 12.5% carried interest. The company has been advised that the HBM Vendor is involved in a legal dispute with the original Ghanaian entity through which the HBM Vendor acquired the property. If the original Ghanaian entity is successful in its dispute, St. Jude has a previous arrangement, which is in good standing, whereby the original Ghanaian entity shall retain a 10% carried interest, and St. Jude will retain the remainder, subject to the standard 10% interest, which is retained by the Ghanaian government.

Benso Project, Ghana, West Africa: The Benso project is located directly north of and adjacent to the Hwini-Butre project. This project consists of three concession blocks, namely Amantin, Subriso and Chichiwelli. The company has been working on the Benso project since 2001. Prior to the quarter in question, the company had deferred exploration expenditures at totalling $5,710,554, and as at April 30, 2004 the company's total expenditures at the Benso project total $8,556,156. This amount includes acquisition costs of $2,080,500, (paid by the issuance of 950,000 from treasury), together with $765,102 in cash exploration expenditures incurred during the quarter in question. On the Benso project, the company has been focusing its efforts on the Subriso block. Extensive geochemical analysis, trenching, pitting and drilling have been carried out within two parallel zones of mineralization, where approximately 15 gold anomalies have been identified. During the quarter in question, the company released further drill results from zones G, I, P, N, and Q. One of the more significant intersections released this quarter was from the G zone where a 14 meter intersection grading 7.17 g/t au was intercepted at 110 vertical meters from surface. The G zone has now been drilled off for approximately 500 meters along strike and follow up drilling is currently underway.

As indicated above, the company finalized all of the issues relating to the acquisition of 100% of the Benso concession (subject to the standard government 10% carried interest). The total cost of this acquisition was $714,070, plus the issuance of 950,000 shares, and sliding scale production royalties.

Goulagou/Rounga Project, Burkina Faso: The Goulagou/Rounga project is located in the north central region of Burkina Faso. The prospecting licence on this project includes approximately 487 sq. km. Prior to the quarter in question, the company had deferred exploration expenses of $1,467,598, and during the current quarter, the company's deferred exploration expenses on this project were increased by $529,905. These expenditures relate

to drilling at the GG1 and GG2 deposits and other exploratory work in the Rounga area. The previous operator of these concessions, Channel Resources ("CRL") reported gold recoveries of up to 95% from preliminary metallurgical testing on oxide samples from the GG2 zone. CRL calculated a preliminary inferred resource according to the guidelines provided by the Canadian Mining Standards Task Force (1999). This fully oxidized resource from the Goulagou and Rounga areas was reported at 774,700 ounces. St. Jude has made no independent verification of this resource, nor has the company completed sufficient exploration to verify the CRL resource estimate. Preliminary exploration results which have been generated by St. Jude to date, correlates well with the CRL data. This leads the company to the conclusion that the exploration carried out by CRL was done in a professional and diligent manner.

The company can acquire 90% of the Goulagou/Rounga concessions for cash payments totaling US $300,000 (5 payments of US $60,000 each) and by carrying out sufficient work to keep the properties in good standing. The company has an option to acquire the original vendor's remaining 10% for US $1 million, plus the issuance of a 5% Net Profits Interest ("NPI"). This NPI can also be purchased by the company for a further payment of US $500,000.

Due to the weather profile at the Goulagou/Rounga projects, and with the benefit of the drill results from over 22,000 meters of drilling carried out by CRL, the company intends to fast-track exploration and to bring these projects to feasibility as quickly as possible. Preliminary testing indicates that the ore at these deposits will be amenable to low cost, open pit, heap leach mining techniques.

During the quarter in question, the company entered into an option to acquire a partially refurbished heap leach plant which is currently in West Africa. This plant may be acquired by the company for a total of US $1.5 million (payable in cash and shares). Although further refurbishing and other new components will be required, it is anticipated that the plant in question may save the company considerable time and money. The company is currently in the process of confirming that the plant is suitable for our Burkina deposits and this due diligence is expected to be completed before the end of July 2004.

Shieni Hills Project, Ghana, West Africa: The Shieni Hills reconnaissance licence was issued to the company during the quarter in question. This is a new, grass roots exploration project which covers an area of approximately 500 sq. km. and is centered in the Shieni Hills iron ore deposits in the north-east corner of Ghana. The iron ores are very substantial in size (100's of millions of tons), but their relatively low grade in remote location makes them an unlikely economic iron deposit.

The company is testing the theory that the iron which is hosted in hydrothermal breccias, may have carried with it gold and other minerals which may have been picked up as the iron came through the underlying Birimian basement material. The Shieni Hills appear to overlay the strike extension of the Ashanti gold belt. During the quarter in question, the company announced that a phase I geochemical survey had identified a 47 km. low grade gold anomaly which was identified in over 700 samples which were taken across 13 east-west trending grid lines. This enriched zone averages 500 meters -1,000 meters in width over the entire length of the anomaly. The company considers these results to be a strong indication that the Shieni Hills iron deposits may in fact be associated with gold deposition.

During the upcoming exploration season, the company intends to return to the Shieni Hills area to carry out further stream sediment sampling and more geochemical soil testing. Any areas which are identified as prospective, will be subject to a detailed trenching and pitting program.

Uchi Lake Property, Ontario, Canada: The Uchi Lake property consists of 20 claims in the Red Lake Mining District of northwestern Ontario. The company has not carried out any exploration activities on this project for several years and as a result, this property was completely written down last year.

The table set out in the notes to the interim financial statements for the period ended April 30, 2004, entitled Deferred Exploration Expenditures provides a detailed analysis of the expenditures referred to above on a property-by-property basis.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for Q1-2005 and each of the last seven quarters of fiscal 2004 and 2003 (unaudited):

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Three Months Ended	April 30, 2004	January 31, 2004	October 31, 2003	July 31, 2003
Consulting	$ -	$ -	$ -	$ 49,610
Interest income	25,324	51,747	2,819	6,015
Total revenue	$ 25,324	$ 51,747	$ 2,819	$ 55,625
Net loss	$ 206,807	$ 2,631,213	$ 310,409	$ 184,795

	1st Quarter	4th Quarter	4th Quarter	3rd Quarter
Three Months Ended	April 30, 2003	January 31, 2003	October 31, 2002	July 31, 2002
Consulting	$ 25,230	$ 15,750	$ 31,674	$ 38,700
Interest income	7,185	6,530	2,852	2,752
Total revenue	$ 32,415	$ 22,280	$ 34,526	$ 41,452
Net loss	$ 254,896	$ 3,547,003	$ 229,520	$ 164,576

An analysis of the quarterly results over the last eight quarters shows a slight variation, with the exception of Q4-2003 and Q4-2004 wherein the company logged a stock-based compensation expense (2004 - $2,236,386 and 2003 - $491,987). This expense is recorded in the 4th quarters due to the timing of the grant of options. In Q4-2004, the company wrote down its investment in i to i logistics inc. in the amount of $30,614. In Q4-2003 the company wrote off its investment in the Uchi Lake property and its loan receivable from MGB Plastics Inc., thereby, increasing the company's net loss during that period by a total of $2,781,258. The company stopped consolidating its financial statements with i to i logistics inc. at the end of Q2-2003. As a result, it is not anticipated that there will be any further consulting income on St. Jude's financial statements. Interest income in Q4-2004 and Q1-2005, is higher due to an increase of cash on hand.

LIQUIDITY AND CAPITAL RESOURCES

The company has not begun commercial production on any of its resource properties and accordingly, the company does not generate cash from operations. St. Jude finances exploration and development activities by raising capital from equity markets at the present time.

As at April 30, 2004 the company had working capital of $14,191,162 compared to $16,162,093 at January 31, 2004.

The company maintains its investment portfolio in Canadian denominated low risk liquid securities. It should also be noted that in addition to existing funds, there are in-the-money warrants and options outstanding, which if exercised at April 30, 2004, would provide additional capital of $6,829,304.

The company has no long term debt whatsoever.

CONTRACTUAL COMMITMENTS

The company is committed under an operating lease for its Canadian head office premises with the following aggregate minimum lease payment to the expiration of the lease on August 31, 2007:

2005 - $28,647
2006 - $28,647
2007- $16,709

The company also has an agreement with Bluestar Management Inc. a company owned by the President and C.E.O. of St. Jude Resources Ltd. to acquire a management services for $17,500 per month to July 2007.

OFF BALANCE SHEET ARRANGEMENTS

The company has no off balance sheet arrangements other that the lease related to its office premises as disclosed above.

RELATED PARTY TRANSACATIONS

See Note 4 to interim financial statements.

SUBSEQUENT EVENTS

There were no material events subsequent to the end of the reporting period April 30, 2004 and the date of this Management Discussion and Analysis.

RISK AND UNCERTAINTIES

The company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. Although the company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptable terms, if at all. Management at this time, has no reason to expect that this capability will diminish in the near term.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the company's estimate of recoverable value on its mineral properties, as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the company's control and will depend, among other things, upon a variety of factors including the market value of company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation and hence results of operations, there is no impact on the company's financial condition.

The company's recorded value of the company's mineral properties is in all cases, (except for the company's Uchi Lake property which has been completely written down in past years), based on historical costs that are expected to be recovered in the future. The company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. The company's financial statements have been prepared with these risks in mind, and the company has assumed that recent gold price will be achievable. All of the assumptions set out herein are potentially subject to significant change and out of the company's control. These changes are not determinable at this time.

CHANGE IN ACCOUNTING POLICY

The company did not make any changes to its accounting policy during the quarter in question.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forwarding looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility, and sensitivity to market price for precious metals, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for precious metals that could negatively affect prices. Although the company believes that the assumptions intrinsic in forward looking statements are reasonable, we recommend that one should not rely heavily on these statements. The company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

ST. JUDE RESOURCES LTD.

Consolidated Balance Sheets

For the Three Month Period Ended April 30, 2004

	April 30, 2003 (Unaudited)	January 31, 2004 (Audited)
Assets:		
Current assets:		
Cash and investments	$14,776,588	$ 16,692,878
Accounts receivable	15,811	10,799
Income taxes recoverable	12,090	11,160
Prepaid expenses	70,726	3,581
	14,875,215	16,718,418
Mineral properties *(note 2)*	23,301,894	19,447,445
Equipment	231,656	229,417
Less accumulated amortization	(184,638)	(181,574)
	47,018	47,843
	$ 38,224,127	$ 36,213,706
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 684,053	$ 556,325
	$ 684,053	$ 556,325
Shareholders' Equity:		
Share capital *(note 3)*	50,675,101	48,585,601
Contributed surplus	4,365,625	4,365,625
Deficit	(17,500,652)	(17,293,845)
	37,540,074	35,657,381
	$ 38,224,127	$ 36,213,706

ST. JUDE RESOURCES LTD.

Consolidated Statements of Operations and Deficit

For the Three Month Period Ended April 30, 2004

	April 30, 2004	April 30, 2003
Expenses:		
Management fees	$ 52,500	$ 52,500
Promotion and advertising	46,604	20,330
Consulting fees	44,714	44,847
Wages and benefits	24,340	23,083
Travel	19,456	22,189
Office	16,723	11,253
Rent	11,269	10,786
Administration	9,253	8,815
Investor communication	5,084	75,679
Amortization	3,065	4,465
Bank charges and interest	1,119	922
Professional fees	652	-
	234,779	274,869
Income:		
Interest earnings	25,324	7,185
Consulting revenue	-	25,230
Foreign exchange gain / (loss)	2,648	(10,906)
	27,972	21,509
Profit / (loss) before taxes	(206,807)	(253,360)
Income & capital tax expense	-	(1,536)
Net profit / (loss)	(206,807)	(254,896)
Deficit, beginning of period	(17,293,845)	(10,880,060)
Share issue costs	-	(210)
Deficit, end of period	$ (17,500,652)	$ (11,135,166)

ST. JUDE RESOURCES LTD.

Consolidated Statements of Cash Flows

For the Three Month Period Ended April 30, 2004

	April 30, 2004	April 30, 2003
Cash provided by (used in):		
Operations:		
Net income / (loss)	$ (206,807)	$ (254,896)
Amortization	3,065	4,465
Change in non-cash operating working capital:		
Accounts receivable	(5,012)	3,499
Income taxes recoverable	(930)	-
Prepaid expenses	(67,145)	-
Accounts payable and accrued liabilities	127,727	160,205
	(149,102)	(86,727)
Investments:		
Additions to mineral properties	(1,773,949)	(773,478)
Additions to equipment	(2,239)	(35,228)
	(1,776,188)	(808,706)
Financing:		
Share issue costs	-	(210)
Issuance of class "A" shares	9,000	5,250
	9,000	5,040
Increase (Decrease) in cash	(1,916,290)	(890,393)
Cash and investments, beginning of period	16,692,878	2,891,480
Cash and investments, end of period	$ 14,776,588	$ 2,001,087
Supplementary Information: *Non-cash investing and financing activities:* *Issued 950,000 common shares to acquire remainder of Benso concession, which is included in the Mineral Properties.*	$ 2,080,500	$ -

See accompanying notes to consolidated interim financial statements.

1. **Basis of presentation** - The interim unaudited consolidated financial statements of St. Jude Resources Ltd. do not contain all the disclosure required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the annual audited financial statements for the year ended January 31, 2004. These interim consolidated financial statements have been prepared based on the same accounting policies and methods as those used in the January 31, 2004 accounts.

2. **Mineral Properties** - See attached Schedule of Deferred Exploration Costs for a property-by-property breakdown of exploration expenditures.

3. **Share Capital** - Authorized:
Unlimited Class A common voting shares without par value;
Unlimited Class B common non-voting shares without par value.

a) Issued and outstanding shares:

Class A common voting shares:	Number of Shares	Amount
Balance at January 31, 2004	36,142,177	$ 48,585,601
Shares for acquisition of mineral property	950,000	2,080,500
Exercise of warrants	10,000	9,000
Balance, April 30, 2004	37,102,177	$ 50,675,101

b) Incentive stock options outstanding at April 30, 2004 are as follows:

	Number of Shares	Weighted Average Exercise price
Outstanding at January 31, 2004 and April 30, 2004	3,405,000	$1.20

c) Warrants: During the quarter in question, 10,000 share purchase warrants were exercised to acquire 10,000 common shares, for a total cash consideration of $9,000. As at April 30 2004, the following share purchase warrants were outstanding:

			April 30, 2004	January 31, 2004
	Expiry date	Exercise Price	Number of Shares	Number of Shares
Share purchase warrants	May 28, 2004	$0.28	39,000	39,000
Share purchase warrants	June 3, 2004	$0.90	935,968	945,968
Share purchase warrants	June 4, 2004	$0.90	73,334	73,334
Agents compensation warrants	December 3, 2004	$0.86	22,805	22,805
Agents compensation warrants	November 20, 2005	$2.00	900,000	900,000
Share purchase warrants	November 20, 2008	$3.00	4,500,000	4,500,000
			6,471,107	6,481,107

4. **Related Party Transactions** - Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) $52,500 paid to a company controlled by the President for management services;
b) $15,000 to a company controlled by a director for geological services;
c) $16,470 paid to a senior officer of the company for administrative services.

Transactions with the related parties are recorded at the exchange amount of consideration established and agreed to between the related parties.

Note 2: SCHEDULE OF DEFERRED EXPLORATION EXPENDITURES

Mineral Properties Expenditures - Three Month Period Ended April 30, 2004	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Uchi Lake	Total
Acquisition costs						
Balance, beginning of period	$ 130,557	$ 714,070	$ 20,000	$ 173,292	$ 1	$ 1,037,920
Incurred during the period:						
Cash	214,373	-	-			214,373
Issuance of shares	-	2,080,500	-			2,080,500
Balance, end of period	344,930	2,794,570	20,000	173,292	1	3,332,793
Exploration expenditures						
Amortization	3,632	14,528	-	3,537	-	21,697
Consulting/personnel	19,570	86,065	4,852	78,973	-	189,460
Consumable field equipment	2,746	258	-	3,215	-	6,219
Drilling	1,214	434,206	-	423,926	-	859,346
Geological mapping	23,566	23,566	-	-	-	47,132
Geochemical surveys	-		-	627	-	627
Line cutting & clearing	99	2,756	-		-	2,855
Soil sampling, trenching & pitting	2	16,589	44,871	4,951	-	66,413
Support services	17,015	187,134	20,661	14,676	-	239,486
	67,844	765,102	70,384	529,905	-	1,433,235
Balance, beginning of period	11,901,552	4,996,484	36,969	1,294,306		18,229,311
Balance, end of period	11,969,396	5,761,586	107,353	1,824,211	-	19,662,546
Capital equipment (1)						
Balance, beginning of period						180,214
Additions						148,038
Less amortization						(21,697)
						306,555
Cumulative mineral property costs	**$ 12,314,326**	**$ 8,556,156**	**$ 127,353**	**$ 1,997,503**	**$ 1**	**$ 23,301,894**
Total additions to mineral properties	$ 282,217	$ 2,845,602	$ 70,384	$ 529,905	$ -	$ 3,854,449

(1) Capital equipment consists of exploration vehicles, computers, and surveying equipment the declining balance method is used to calculate the amortization at the annual the rate of 30%. The amortization is being deferred and is charged to each property on the percentage of use.

Mineral Properties Expenditures: Three Month Period Ended April 30, 2003	Hwini-Butre	Benso	Burkina Faso	Uchi Lake	Total
Acquisition costs					
Balance, beginning of period	$ -	$ 3,183,213	$ 220,905	$ 1	$ 3,404,119
Incurred during the period	-	-	-	-	-
Balance, end of period	$ -	3,183,213	220,905	1	3,404,119
Exploration expenditures					
Consulting/personnel	23,964	43,759	16,999	-	84,722
Consumable field equipment	-	229	-	-	229
Drilling	-	294,707	870	-	295,577
Line cutting & clearing	-	9,910	58,680	-	68,590
Support services	36,435	170,515	85,268	-	292,218
Soil sampling, trenching & pitting	-	32,143	-	-	32,143
Write-off of mineral properties	-		-	-	-
	60,399	551,263	161,817	-	773,479
Balance, beginning of period	11,629,067	-	-	-	11,629,067
Balance, end of period	11,689,466	551,263	161,817	-	12,402,546
Cumulative mineral property costs	$ 11,689,466	$ 3,734,476	$ 382,722	$ 1	$ 15,806,665
Total additions to mineral properties	$ 60,399	$ 551,263	$ 161,817	$ -	$ 773,479

Stock Exchange	Toronto Venture Exchange
Symbol	SJD
Management Team	Michael A. Terrell: Director, President & Chief Executive Officer Todd McMurray: Vice-President Corporate Development George A. Flach, B.Sc., P.Geo: Exploration Manager W. Ken Midan, P.Eng.: Director & Project Manager Alan Willis, P.Eng.: Project Engineer Fred Somdah: Project Geologist Kamal Nagra, CGA: Chief Financial Officer Mary-Jane Hamula: Corporate Secretary
Independent Directors	D. Mark Eilers, P.Eng, President, Markedon Energy Ltd. Chris A. Bennett, Director, Minnovex Technologies Inc.
Auditors	KPMG, Edmonton, Alberta
Legal Counsel	Miller Thomson, Vancouver, British Columbia
Transfer Agent	CIBC Mellon Trust Company, Vancouver, British Columbia
Corporate Office	Suite #200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6 Tel: 1-604-940-6565 Fax: 1-604-940-6566

www.stjudegold.com